UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-36206

BIT Mining Limited

Units 813 & 815, Level 8, Core F,

Cyberport 3, 100 Cyberport Road,

Hong Kong

(852) 059875938

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ⌧

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

This report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2021 (Registration No. 333-258329) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
EX-99.1
EX-99.2
EX-99.3
EX-99.4

Exhibit 99.1 – Unaudited Interim Condensed Consolidated Financial Statements of BIT Mining Limited as of December 31, 2020 and June 30, 2021 and for the six months ended June 30, 2020 and 2021

Exhibit 99.2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.3 – Unaudited Interim Condensed Financial Statements of Loto Interactive Limited for the three-month period ended March 31, 2021

Exhibit 99.4 – Unaudited Pro Forma Condensed Combined Financial Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT MINING LIMITED

	By:	/s/ Xianfeng Yang
	Name:	Xianfeng Yang
	Title:	Chief Executive Officer

Date: September 30, 2021